Mail Stop 3561

December 1, 2009

Keith E. Plowman
Executive Vice President, Chief Financial Officer
     and Principal Accounting Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

       Re: **The Bon-Ton Stores, Inc.**
                Form 10-K for the Fiscal Year Ended January 31, 2009
                Filed April 15, 2009
                Definitive Proxy Statement on Schedule 14A
                Filed May 4, 2009
                File No. 000-19517

Dear Mr. Plowman:

     We have reviewed your letter dated November 10, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 1. Summary of Significant Accounting Polices, page F-7

Revenue Recognition - Loyalty Program, page F-10

1.   We note your response to comment one in our letter dated October 27, 2009. Please explain the features of your loyalty program such that the guidance under ASC 605-50-05 (EITF 01-9) is applicable. Reference is made to ASC 605-50-15. Further, please tell us what consideration was given to recording a liability for the estimated redeemable value of the award and your rationale for not recording a liability. In addition, please quantify for us the cost of the promotion due to the loyalty program for each of the years presented.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Benchmarking, page 25

2.   We reviewed your response to comment eight in our letter dated October 27, 2009. Please revise your proposed disclosure for future filings to include the more detailed information noted in your response or tell us why it is not appropriate to do so.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director